EXHIBIT 99.9

Media Release

Rio Tinto signs new partnership agreement to study low carbon aluminium project in Finland
04 December 2024

LONDON--(BUSINESS WIRE)-- Rio Tinto has entered into a partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland.
As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry-leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. Developed by Rio Tinto, AP60 is amongst the most efficient aluminium smelting technologies currently available at commercial scale.
As a first step, Arctial will conduct a feasibility study and environmental impact assessment for a potential greenfield aluminium project in Kokkola, Finland.
The project, if successful, would be the first primary aluminium development in continental Europe for over 30 years. Together with Fortum, the leading carbon-free energy provider in the Nordics, the project will assess sourcing competitive low-carbon energy from existing and new production assets. Other local and industry partners include the Finnish Industry Investment (TESI) and international technology leaders.
Rio Tinto Aluminium chief executive Jérôme Pécresse said: “We aim at being a significant investor and off-taker in this partnership, which is aligned with our strategy to strengthen our global leadership in low-carbon aluminium.
“Combining our AP60 technology with electricity not based on fossil fuels presents an attractive opportunity to provide low carbon aluminium, which will boost Europe’s industrial base and support the manufacturing capabilities required for the energy transition.”
View source version on businesswire.com: https://www.businesswire.com/news/home/20241203885876/en/

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